[GEABP Letterhead]

June 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
Washington, D.C. 20549-3628
Attn: Peggy Kim, Esq.

Re:	QuikByte Software, Inc.
Schedule 14F-1/A
Filed June 11, 2008
File No. 005-82540

Dear Ms. Kim:

On behalf of our client, QuikByte Software, Inc. (the “Company”), we hereby confirm that the Company has authorized counsel for Mr. Glenn Halpryn to respond to the letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated June 12, 2008, addressed to the Company in connection with the above referenced Schedule 14F-1/A. Such response is attached to this letter.

If you have any questions with regard to this letter or require additional information, please contact me via phone at (212) 907-7366 or fax at (212) 754-0330.

Sincerely,

/s/ Carl Van Demark
Carl Van Demark

cc:	Mr. Kevin R. Keating
QuikByte Software, Inc.

[GT Letterhead]

June 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
Washington, D.C. 20549-3628
Attn: Peggy Kim, Esq.

Re:	QuikByte Software, Inc.
Schedule 14F-1/A
Filed June 11, 2008
File No. 005-82540

Dear Ms. Kim:

We represent Mr. Glenn Halpryn in connection with the transaction described in the above referenced Schedule 14F-1/A (the “Schedule 14F-1”). Because the issues raised in the letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated June 12, 2008, addressed to QuikByte Software, Inc., a Colorado corporation (the “Company”), in connection with the Schedule 14F-1 largely concern the Investors, the Company has authorized us, on behalf of Mr. Halpryn, to provide this response to the Staff’s letter. For your convenience we have incorporated each of the comments included in your letter in italicized text followed by our response. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 14F-1.

General

1. We note your response to comment 1 of our letter dated June 10, 2008. We note that the Investors, with Mr. Halpryn as their agent, have acquired 94% of the outstanding common stock. When two or more people agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group is deemed to have acquired beneficial ownership as of the date of the agreement, of all equity securities of that issuer beneficially owned by any such persons. Refer to Rule 13d-5(b)(1). Please confirm that the group of investors will file a Schedule 13D within ten calendar days after the date of the stock purchase agreements. In this regard, we note that you indicate that a Schedule 13D or 13G will be filed ten days after the closings of the transactions. Please describe to us each of the outstanding conditions to closing and tell us whether the outstanding conditions to closing are outside of the control of the investors or their agent.

Response

Our view can be summarized as follows: Whether the Investors constitute a group for purposes of Schedule 13D prior to closing the purchase of the Shares (which, as discussed below, we don’t believe is the case), there is no beneficial ownership of such Shares because neither the KI/Keating Agreement nor the Garisch Agreement provides a right to acquire the Shares within the meaning of Rule 13d-3(d)(1). Once the transactions are consummated and the Investors beneficially own their respective Shares, we do not believe a Schedule 13D group exists because of the absence of any agreement among any of the Investors contemplated by Rule 13d-5(b)(1). A more detailed explanation follows.

We believe that the Investors do not constitute a group. This conclusion is based on the fact that neither the KI/Keating Agreement nor the Garisch Agreement involves a joint purchase by the Investors of the Company’s shares nor does either involve a purchase through an entity jointly owned by the Investors. Rather, Mr. Halpryn will assign to each Investor his rights to purchase a portion of the Shares directly from each of KI Equity, Keating and Garisch (each a “Seller”), subject to all of the terms and closing conditions set forth in each of those agreements. As a result of such an assignment, each Investor, as an assignee, will, therefore, have a distinct and independent right and obligation to purchase and pay for Shares from each Seller, pursuant to a bilateral agreement between such Investor and the Seller. Accordingly, there is no agreement among the Investors to act together with respect to the purchase of the Company’s securities. Moreover, as noted in the Company’s prior response letter, Mr. Halpryn has confirmed that, at the conclusion of the transaction, there will be no agreement among any of the Investors regarding the acquiring, holding, voting or disposing of any of the Shares. In fact, subject only to limitations on resale applicable to restricted securities, each Investor will be free to dispose of or vote such Investor’s Shares as such Investor deems fit. Thus, no Investor will have dispositive or voting power of any other Investor’s Shares. Accordingly, we do not believe that a group has been formed for purposes of Rule 13d-5(b)(1) before the closing, nor do we believe that one exists following the closing.

In addition, we do not believe that either Mr. Halpryn or any of the Investors are beneficial owners of the Shares until consummation of the purchase of the Shares. In this regard we note that the conditions to closing the purchase of the Shares under the KI/Keating Agreement and the Garisch Agreement include extensive conditions that are outside the control of each Investor or Mr. Halpryn and preclude beneficial ownership for Schedule 13D purposes. For example, the conditions to the KI/Keating Agreement include:

1. The absence of any injunction or decree which enjoins or otherwise prohibits the sale of the Shares;

2. That the Sellers cause the Company to expand the size of its board of directors and appoint the persons named in the Schedule 14F-1 to fill such vacancies;

3. That the existing directors and officers of the Company resign;

4. That the Company continues to conduct its business in the ordinary course until closing and refrain from a variety of transactions;

5. That the Company files the Schedule 14F-1 with the Securities and Exchange Commission;

6. That the Company pays in full the liabilities of the Company;

7. That certain registration rights and consulting agreements between the Company and the other parties thereto (none of whom are any Investor or Mr. Halpryn) are terminated;

8. That the representations and warranties of the Sellers are true and correct at closing and that the Sellers provide a certificate to such effect. Such representations and warranties include extensive representations regarding, among other things, the Company’s organization, capitalization and compliance with law, the accuracy of its financial statements and filings with the SEC, the absence of any material changes, litigation or liabilities, the nature of the Company’s operations, the payment of the Company’s taxes and the status of the common stock as a quoted security on the OTCBB;

9. That the Sellers have performed in all material respects their obligations required to be performed at or prior to the Closing, including, among other things providing full and complete releases of the Company from any and all pre-closing liabilities, claims and obligations, subject to certain limited exceptions; and

10. The concurrent satisfaction of the closing conditions under the Garisch Agreement.

The conditions to each Investor’s obligations to purchase shares under the Garisch Agreement also include many outside the control of the Investors or Mr. Halpryn, including the truthfulness of Garisch’s representation and warranties, the termination of a registration rights agreement between Garisch and the Company, the delivery of a full release of the Company of certain pre-closing liabilities and the termination of a consulting agreement between Garisch and the Company. Most importantly, it is a condition to the closing of the Garisch Agreement that the conditions under the KI/Keating Agreement must be satisfied. Thus, in effect, the Garisch Agreement is subject to the KI/Keating Agreement conditions and vice versa. Based on the foregoing, no Investor will have beneficial ownership, as defined for purposes of Schedule 13D, until the consummation of the purchase of the Shares.

Accordingly, because no group for Schedule 13D purposes has been formed, and because beneficial ownership of the Shares will not be acquired by any Investor until consummation of the purchase of the Shares, Mr. Halpryn has once again advised that he expects that each Investor who owns more than five percent (5%) of the outstanding common stock of the Company following consummation of the transactions disclosed in the Schedule 14F-1 will file a Schedule 13D or Schedule 13G, as appropriate, within 10 days after the closings of such transactions .

Schedule 14F-l

Introduction and Change of Control

2. We note that you have amended the Schedule 14F-1 to include a revised beneficial ownership table. Please also revise to state the names of the Investors and the source of the consideration. Refer to Item 6(e) of Schedule 14A.

Response

Based upon our response to comment 1 above, we do not believe that the requested amendment to the Schedule 13F-1 is required.

If you have any questions with regard to this letter or require additional information, please feel free to contact me via phone at (305) 579- 0844 or fax at (305) 961-5844.

Very truly yours,

/s/ Ira N. Rosner
Ira N. Rosner

cc:	Mr. Kevin R. Keating
Carl Van Demark, Esq.